EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY INDIANA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Nine Months Ended September 30,	Years Ended December 31,
(in millions)	2014	2013	2012		2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations	$464	$581	$(123)		$242	$441	$317
Fixed charges	136	185	184		178	161	165
Total earnings	$600	$766	$61		$420	$602	$482

Fixed charges:
Interest on debt, including capitalized portions	$131	$179	$178		$171	$154	$157
Estimate of interest within rental expense	5	6	6		7	7	8
Total fixed charges	$136	$185	$184		$178	$161	$165
Ratio of earnings to fixed charges	4.4	4.1	0.3	(a)	2.4	3.7	2.9

(a)	Earnings insufficient to cover fixed charges by approximately $123 million during the year ended December 31, 2012 due primarily to a non-cash impairment charge.